Exhibit (a)(7)

Summary Advertisement As Published in The Wall Street Journal on January 15, 2008

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is being made solely by the Offer to Purchase dated January 15, 2008 and the related Letter of Transmittal, and is being made to holders of Shares.  Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.  If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law.  If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Managers for the Offer named below or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Series A Junior
Preferred Stock Purchase Rights)

of

KELLWOOD COMPANY

at $21.00 Net Per Share

by

CARDINAL INTEGRATED, LLC
an indirect wholly owned subsidiary of
SCSF Equities, LLC and Sun Capital Partners V, L.P.

Cardinal Integrated, LLC (“Purchaser”), a Delaware limited liability company and an indirect jointly-owned subsidiary of SCSF Equities, LLC (“SCSF”) and Sun Capital Partners V, L.P. (“SC Partners V” and, together with Purchaser, SCSF and their affiliates, “Sun Capital”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Kellwood Company, a Delaware corporation (the “Company”), and the associated Series A Junior Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent (the “Rights Agreement”) for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 12, 2008, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for Sun Capital to acquire control of, and the entire equity interest in, the Company.  Sun Capital currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or other similar business combination with a direct subsidiary of Purchaser or another direct or indirect subsidiary of SCSF and/or SC Partners V (the “Merger”).  At the effective time of the Merger, each Share then outstanding (other than Shares held by the Company or its subsidiaries, or by Sun Capital, and Shares held by stockholders of the Company who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) shall be canceled and converted automatically into the right to receive $21.00 per Share, in cash (or any greater amount per Share paid pursuant to the Offer), without interest (subject to applicable withholding taxes).

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by Sun Capital, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options, warrants, convertible securities or rights (other than the Rights)), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer, (iii) Purchaser being satisfied, in its sole discretion, that the Company’s Board of Directors has redeemed the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger (as defined in the Offer to Purchase), (iv) Purchaser being satisfied, in its sole discretion, that the Offer and the Merger have been approved for purposes of Article Sixteenth of the Company’s Restated Certificate of Incorporation (“Article Sixteenth”), or that the provisions of Article Sixteenth are otherwise inapplicable to the Offer and the Merger, and (v) Purchaser being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the Offer and the Merger.  The Offer is also subject to certain other conditions contained in “The Offer – Section 14 – Conditions of the Offer” of the Offer to Purchase.

On January 9, 2008, the Company announced that it has commenced a cash tender offer for up to $60,000,000 aggregate principal amount of its 7.875% Notes due 2009 (the “Debt Tender Offer”).  In the event that the Company proceeds with and closes the Debt Tender Offer, Purchaser intends to amend this Offer to reduce the purchase price to $19.50 per share.  If such an amendment is made, Purchaser will extend this Offer to the extent required by applicable law.

Sun Capital intends to continue to seek to negotiate a business combination with the Company.  Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Merger), including for purposes of Sun Capital’s negotiating or entering into a merger agreement with the Company.  Any such merger agreement may contemplate the termination of the Offer.  In the event that the Offer is terminated and Sun Capital and the Company enter into a merger agreement, the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Sun Capital and the Company

For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Citibank, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.  Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.  In all cases (including during any Subsequent Offering Period), Purchaser will pay for

Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer – Section 2 – Acceptance for Payment and Payment of Shares” of the Offer to Purchase) pursuant to the procedures set forth in “The Offer – Section 3 – Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, and, if the Distribution Date (as defined in “The Offer – Section 7 – Certain Information Concerning the Company” of the Offer to Purchase) occurs prior to the expiration of the Offer, certificates for Rights (or a Book-Entry Confirmation of a book-entry transfer of such Rights, if available), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.  Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in “The Offer – Section 14 – Conditions of the Offer” of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary.  Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below) of the Offer.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Although Purchaser does not currently intend to do so, Purchaser may elect to provide a subsequent offering period in connection with the Offer.  If Purchaser does provide for such subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the scheduled Expiration Date for a subsequent offering period of three business days to 20 business days (the “Subsequent Offering Period”), if, among other things, upon the expiration of the Offer (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn) prior to the expiration of the Offer.  Shares tendered during the Subsequent Offering Period may not be withdrawn.  Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary.  If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the previously scheduled Expiration Date.

Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, February 12, 2008 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) (the “Expiration Date”).  If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.  If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.  All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Purchaser is making a request to the Company for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing by Purchaser following receipt of such lists or listings from the Company, or by the Company if it so elects.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers, in each case, as set forth below.  Requests for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Please Call Toll-Free: (800) 269-6427

The Dealer Managers for the Offer are:

Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Toll Free: (866) 750-4734	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010-3629 Toll Free: (888)537-0425

January 15, 2008